Megan N. Gates | 617 348 4443 | mgates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

September 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Office of Healthcare and Insurance

Re:	Mateon Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 7, 2016

File No. 000-21990

Ladies and Gentlemen:

On behalf of Mateon Therapeutics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to oral comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) received on September 29, 2016 with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”).

Notice of Special Meeting of Stockholders

1.	Comment: Please clarify the statements regarding the treatment of fractional shares as a result of the reverse split set forth in the first paragraph of the Notice and the fifth to last paragraph in the Notice and make clear that certain holders would have their entire interest in the Company repurchased as a result of the result of the reverse split.

Response: The Company proposes to revise the disclosure in the Proxy Statement as set forth below.

The first paragraph of the Notice has been revised as follows:

“The board of directors (the “Board”) of Mateon Therapeutics, Inc. (“Mateon” or the “Company”), a Delaware corporation, has called a special meeting (the “Special Meeting”) of stockholders, to propose a reverse split of our common stock in order to preserve our listing on The NASDAQ Capital Market. This is extremely important for a number of reasons, including, most critically, maintaining liquidity in the trading of our common stock for the benefit of all stockholders. Quite simply, if we do not take this action~~, which in no way changes your percentage ownership of Mateon~~, then our common stock is likely to be delisted by NASDAQ~~, which would likely significantly impair the valuation of our common stock and the entire company~~. We believe there are meaningful benefits to Mateon and you as a shareholder if we are able to remain listed on NASDAQ. The application of the reverse split will not change your percentage ownership of Mateon unless you would hold a fractional share as a result of the reverse split. We intend to repurchase fractional shares resulting from the reverse split at the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON  |  WASHINGTON  |  NEW YORK  |  STAMFORD  |  LOS ANGELES  |  PALO ALTO  |  SAN DIEGO  |  LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

closing price of our common stock on NASDAQ on the last trading day prior to the effective date of the reverse split. We estimate that there are currently approximately 10,000 holders of our common stock, and that approximately 1,400 to 2,200 shareholders, each holding less than four shares of our common stock, would have their entire interest in the Company repurchased as fractional shares resulting from the reverse split. The repurchase of fractional shares would result in a minor change in the overall issued and outstanding capitalization of the Company, amounting to no more than approximately 0.06% of the Company’s total issued and outstanding shares on an aggregate basis.”

The fifth-to-last paragraph of the Notice has been revised as follows:

“In closing, please note that we must consider the reverse split now because our stock will be subject to delisting if it does not trade over $1.00 per share for a minimum of ten consecutive trading days before November 28, 2016. To reiterate, I strongly believe that ~~the value of the common stock, which you hold, will be meaningfully higher~~there are meaningful benefits to Mateon and to you as a shareholder if we are able to remain listed on The NASDAQ Capital Market, and this vote represents the last opportunity we have, which is fully under our control, to keep Mateon’s stock listed. Once again, if the reverse split is approved and implemented, every single shareholder in the Company, whether through ownership of common stock, warrants, or options, will participate equally in the effects of the reverse split, except with respect to fractional shares resulting from the reverse split, which would be repurchased for cash at the closing price of our common stock on NASDAQ on the last trading day prior to the effective date of the reverse split. Although approximately 1,400 to 2,200 shareholders (who each hold less than four shares of our common stock) would have their entire interest in the Company repurchased as fractional shares as a result of the reverse split, the repurchase of these fractional shares would result in a minor change in the overall issued and outstanding capitalization of the Company, amounting to no more than approximately 0.06% of the Company’s total issued and outstanding shares on an aggregate basis.”

The Company has separately provided a pdf document showing the revised contemplated Schedule 14A definitive proxy statement filing.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses are acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-4443 with any comments or questions regarding this response letter. We thank you for your time and attention.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Very truly yours,

/s/ Megan N. Gates

Megan N. Gates